EXHIBIT 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges and

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

	Year ended					Six months ended June 30, 2010
	2005	2006	2007	2008	2009
	(in thousands)
Earnings:
Loss before income taxes	$(27,466)	$(18,199)	$(21,983)	$(43,943)	$(70,895)	$(76,087)
Add: fixed charges	945	546	821	1,734	1,867	1,019

Earnings as defined	$(26,521)	$(17,653)	$(21,162)	$(42,209)	$(69,028)	$(75,068)

Fixed charges - interest expense
Interest expense	$325	$20	$17	$139	$261	$115
Estimated interest component of rent	620	526	804	1,595	1,606	904

Total fixed charges	$945	$546	$821	$1,734	$1,867	$1,019

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to earnings, earnings consist of loss from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and our estimate of the interest component of our operating lease expense. Earnings were insufficient to cover fixed charges by approximately $27.5 million in 2005, $18.2 million in 2006, $22.0 million in 2007, $43.9 million in 2008, $70.9 million in 2009 and $76.1 million in the six month period ended June 30, 2010. For the periods set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.